Exhibit 21

SUBSIDIARIES OF THE COMPANY

			Proportion of Ownership
			Interest and Voting Power
Name of Company	Principal Activity	Location	Held at December 31, 2011

Impact Active Team Ltd.	Consulting	Israel	100.0%
TPDS Ltd.	Medical	Israel	93.6%
Meizam Arad Investments Ltd.	Financing	Israel	92.5%
Meizam – Advanced Enterprise
Center Arad Ltd.	Industrial Incubator	Israel	73.1%
Gaia Med Ltd.	Medical	Israel	57.6%